Exhibit 99.1

Patria Investments Limited

18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 5, 2021

Dear Patria Investments Limited Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Patria Investments Limited (“Patria,” the “Company” or “we”) will be held at the Company’s offices in 18 Forum Lane, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands on November 16, 2021 at 8:30 a.m. (Cayman Islands time) (the “Extraordinary General Meeting” or the “Meeting”). Due to the COVID-19 pandemic, we have also opted to hold the Meeting in a virtual format whereby shareholders of Patria may attend and participate in the meeting via live audio webcast. The particulars for attendance and participation in the Meeting are set out in the accompanying materials.

You will be able to attend the Meeting online by visiting https://web.lumiagm.com/266439015. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The password for the Meeting is: Patria2021.

On September 3, 2021, the Company and its subsidiary Patria Investments LATAM S.A. (“PILatam”) entered into a transaction agreement (the “Transaction Agreement”) with Moneda Asset Management SpA (“Moneda”) and its shareholders, inter alios, pursuant to which, subject to certain terms and conditions, the Company will combine with Moneda, a leading asset manager in Latin America. The combination will consist of: (i) the merger of MAM II HoldCo, an exempted company incorporated in the Cayman Islands with limited liability, that holds substantially all assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”) with and into the Company, with the Company continuing after the merger as the surviving company and (ii) the acquisition by PILatam of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile (together, the “Business Combination”).

Holders of record of the Company’s Class A common shares, with a par value of US$0.0001 per share (the “Class A Shares”), and holders of record of the Company’s Class B common shares, with a par value of US$0.0001 per share (the “Class B Shares” and, together with Class A Shares, the “Common Shares”), in each case as of the close of business on November 1, 2021, Eastern time (the “Record Date”), are cordially invited to attend the Extraordinary General Meeting. Holders of record of the Common Shares at the close of business on the Record Date are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

In connection with the Transaction Agreement, Patria Holdings Limited (“Patria Holdings”) entered into a voting agreement with the shareholders of Moneda (the “Voting Agreement”) pursuant to which, among other things, Patria Holdings, which controls 93.8% of the vote of the Company, has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposals set forth below, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein.

The following resolutions will be proposed at the Extraordinary General Meeting:

1.	as a special resolution, (i) the business combination (the “Business Combination”) of Patria Investments Limited (the “Company”) and Moneda Asset Management SpA (“Moneda”), including (i) the statutory merger between the Company and a holding company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”), whereby the Company will be the surviving company, such that all of the property, rights, privileges, powers and franchises of the Company and the Merging Company shall vest in the surviving company pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and (ii) the acquisition by Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing of the Business Combination (the “Closing”), substantially all of Moneda’s assets, liabilities and businesses in Chile; be approved and adopted in all respects;

2.	as a special resolution, the plan of merger between the Company and the Merging Company in substantially the form annexed hereto as Annex A (the “Plan of Merger”), be approved and the Company be authorized to enter into the Plan of Merger and any director of the Company be authorized to execute the same on behalf of the Company; and

3.	subject to and upon the Closing, Mr. Pablo Echeverría Benítez be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.”

We will also consider any other business that properly comes before the Extraordinary General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

The Board of Directors of the Company unanimously recommends that Patria’s shareholders vote in favor of the Proposals presented at the Extraordinary General Meeting.

If a quorum is present, the adoption and approval of Proposals 1 and 2 at the Extraordinary General Meeting, each a Special Resolution, requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Extraordinary General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

If a quorum is present, the adoption and approval of Proposal 3 at the Extraordinary General Meeting, as an Ordinary Resolution, requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Extraordinary General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

As a result of the Voting Agreement entered into by Patria Holdings, and the fact that the Class B Shares held by Patria Holdings represent 93.8% of the aggregate voting power of the issued and outstanding Common Shares, quorum is expected to be present and the Proposals are expected to be approved.

Further details regarding the Proposals are set out in the attached information statement (which information statement is hereby incorporated into this notice by reference). The accompanying information statement provides you with detailed information about the proposed Business Combination and the Extraordinary General Meeting. Please give this material your careful attention. You also may obtain more information about Moneda, the Business Combination and the Extraordinary General Meeting from documents we have filed with or furnished to the SEC.

Please read our Information Statement for important information on each of the Proposals. Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the proxy card and in our Information Statement.

By inserting the control number to be provided to you on your proxy card at http://www.astproxyportal.com/ast/23994 for registered shareholders and at www.voteproxy.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

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Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on November 15, 2021 to ensure your representation if you are not planning to attend in person our Extraordinary General Meeting. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Common Shares present and voting for purposes of determining whether any Proposal has been passed.

If you receive more than one proxy card because you own Common Shares that are registered in different names, please vote all of your Common Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

Thank you for your cooperation and continued support.

Very truly yours,

By order of the Board of Directors,

Olimpio Matarazzo

Senior Managing Partner & Chairman of the Board

Neither the SEC nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

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Important Notice Regarding the Availability of Proxy Materials for the Patria Investments Limited Extraordinary General Meeting to be Held on November 16, 2021

Our Information Statement and our 2020 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at www.patria.com and on the SEC’s website at www.sec.gov. On August 20, 2021, we furnished to the SEC on Form 6-K our unaudited financial statements as of and for the six months ended June 30, 2021, which are also incorporated by reference into this information statement.

By inserting the control number to be provided to you on your proxy card at http://www.astproxyportal.com/ast/23994 for registered shareholders and at www.voteproxy.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

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INFORMATION STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 16, 2021

INTRODUCTION

We, Patria Investments Limited (“Patria,” the “Company” or “we”), are furnishing this information statement to our shareholders in connection with the solicitation by the Board of Directors of the Company (the “Board” or our “Board of Directors”) of proxies to be used at an extraordinary general meeting of shareholders, as may be adjourned or postponed from time to time (the “Extraordinary General Meeting” or “Meeting”), to be held at the Company’s offices in Grand Cayman, Cayman Islands at 18 Forum Lane, 3rd Floor, Camana Bay on November 16, 2021 at 8:30 a.m. (Cayman Islands time). Due to the COVID-19 pandemic, we have also opted to hold the Meeting in a virtual format whereby shareholders of Patria may attend and participate in the meeting via live audio webcast.

You will be able to attend the Meeting online by visiting https://web.lumiagm.com/266439015. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The password for the Meeting is: Patria2021.

We recommend that you give yourself ample time to log in before the Meeting begins. Registered shareholders and duly appointed proxyholders who participate at the Meeting will be able to listen to the Meeting, ask questions and vote; provided that they are connected to the Internet. For shareholders, the control number located on your proxy or in the email notification you received is your “Control Number” to access the Meeting. American Stock Transfer & Trust Company, LLC will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Shareholders will also be able to attend the Meeting physically, although given the COVID-19 pandemic, the Board of Directors strongly encourages shareholders to avoid physical attendance and either vote by proxy in advance of the Meeting or attend the Meeting virtually in accordance with the instructions above. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed legal proxy form, before being admitted to the Meeting. Upon admission to the Meeting, you will also be required to wear a mask and socially distance from other attendees. If you are a shareholder, you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or other intermediary are examples of proof of ownership. In addition, if you are a shareholder and you intend to vote at the Meeting, you will need to bring your legal proxy from your brokerage firm, bank or other intermediary. Admission to the Meeting will be reserved for shareholders of the Company or their duly appointed proxies.

On September 3, 2021, the Company and its subsidiary Patria Investments LATAM S.A. (“PILatam”) entered into a transaction agreement (the “Transaction Agreement”) with Moneda Asset Management SpA (“Moneda”) and its shareholders, inter alios, pursuant to which, subject to certain terms and conditions, the Company will combine with Moneda, a leading asset manager in Latin America. The combination will consist of: (i) the merger of MAM II HoldCo, an exempted company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”) with and into the Company, with the Company continuing after the merger as the surviving company and (ii) the acquisition by PILatam of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile (together, the “Business Combination”).

Our Information Statement and our 2020 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at www.patria.com and on the SEC’s website at www.sec.gov. On August 20, 2021, we furnished to the SEC on Form 6-K our unaudited financial statements as of and for the six months ended June 30, 2021, which are also incorporated by reference into this information statement.

By inserting the control number to be provided to you on your proxy card at http://www.astproxyportal.com/ast/23994 for registered shareholders and at www.voteproxy.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

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Record Date, Share Ownership and Quorum

Only holders of record of the Company’s Class A Shares, with a par value of US$0.0001 per share, and holders of record of the Company’s Class B Shares, with a par value of US$0.0001 per share, in each case as of the close of business on November 1, 2021, Eastern time (the “Record Date”), are entitled to attend and vote at the Extraordinary General Meeting.

As of the close of business on the Record Date, 54,247,500 Class A Shares and 81,900,000 Class B Shares (together the “Common Shares”) were issued and outstanding. One or more shareholders holding in aggregate no less than one-third (1/3) of the aggregate voting power of the Common Shares entitled to vote upon the business to be transacted shall constitute a quorum at the Extraordinary General Meeting. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the directors of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and Patria’s Amended and Restated Memorandum and Articles of Association.

Patria Holdings Limited (“Patria Holdings”), which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein. As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Voting and Proxy Solicitation

Voting at the Extraordinary General Meeting will be conducted by poll vote. Each Class A Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote at the Extraordinary General Meeting and each Class B Share issued and outstanding as of the close of business on the Record Date is entitled to ten (10) votes at the Extraordinary General Meeting.

Provided that a quorum is present, each Special Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Extraordinary General Meeting, excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Extraordinary General Meeting, excluding abstentions and broker non-votes whether in person or by proxy.

As a result of the Voting Agreement entered into by Patria Holdings, and the fact that the Class B Shares held by Patria Holdings represent 93.8% of the aggregate voting power of the issued and outstanding Common Shares, quorum is expected to be present and the resolutions are expected to be approved.

Patria may, from time-to-time prior to the Extraordinary General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE RESOLUTIONS TO BE PROPOSED THEREAT. Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Patria will be available free of charge on the Investor Relations section of the Company’s website at www.patria.com. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below will be voted at the Extraordinary General Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote the Common Shares they represent as our Board of Directors may recommend. On any other matters that may properly come before the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Where any holder of Common Shares affirmatively abstains from voting, fails to cast his, her or its vote in person or by proxy or fails to give voting instructions to the broker, dealer, commercial bank, trust company or other nominee, on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Information Statement, have your proxy card in hand, and follow the instructions set forth in the proxy card.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on November 15, 2021 to ensure your representation if you are not planning to attend in person our Extraordinary General Meeting. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (i.e., you are a registered shareholder), our stock transfer agent, this Information Statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at http://www.astproxyportal.com/ast/23994 by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Extraordinary General Meeting and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Information Statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the Extraordinary General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

The Board of Directors of the Company unanimously recommends voting in favor of the Proposals (as defined below).

If you direct the proxy holder to vote FOR any or all of the Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Proposals. If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Extraordinary General Meeting by submitting a written notice of revocation to Mr. Josh Wood (PatriaShareholderRelations@patria.com), the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Extraordinary General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution, emailing a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and presenting your voting information card at the Extraordinary General Meeting.

If you are not planning to attend in person our Extraordinary General Meeting, to ensure your representation at our Extraordinary General Meeting, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on November 15, 2021 .

Proposed Resolutions

At the Extraordinary General Meeting, the following resolutions will be proposed:

1.	as a special resolution, (i) the business combination (the “Business Combination”) of Patria Investments Limited (the “Company”) and Moneda Asset Management SpA (“Moneda”), including (i) the statutory merger between the Company and a holding company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”), whereby the Company will be the surviving company, such that all of the property, rights, privileges, powers and franchises of the Company and the Merging Company shall vest in the surviving company pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and (ii) the acquisition by Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing of the Business Combination (the “Closing”), substantially all of Moneda’s assets, liabilities and businesses in Chile; be approved and adopted in all respects;

2.	as a special resolution, the plan of merger between the Company and the Merging Company in substantially the form annexed hereto as Annex A (the “Plan of Merger”), be approved and the Company be authorized to enter into the Plan of Merger and any director of the Company be authorized to execute the same on behalf of the Company; and

3.	subject to and upon the Closing, Mr. Pablo Echeverría Benítez be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.”

We will also consider any other business that properly comes before the Extraordinary General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Extraordinary General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PROPOSALS.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Patria from documents that are not included in or delivered with this document.

Documents relating to Patria that are incorporated by reference into this document are available from Patria without charge, excluding exhibits. You may obtain documents relating to Patria which are incorporated by reference in this document, and may direct any questions about the Business Combination or request additional copies of this document, by requesting them in writing or by telephone from Patria at:

Patria Investments Limited

c/o Mr. Josh Wood
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
Email: PatriaShareholderRelations@patria.com

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information.”

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Annex

A – Form of Plan of Merger

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND
THE BUSINESS COMBINATION

The following are some of the questions regarding the Business Combination and the Extraordinary General Meeting that you, as a shareholder of Patria, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the Business Combination.

Except as otherwise specifically noted in this information statement, “we,” “our,” “us,” “Patria,” or the “Company” and similar words in this information statement refer to Patria Investments Limited and its subsidiaries. In addition, we refer to Moneda Asset Management SpA as “Moneda.” All references to the “Business Combination” refer to the combination of the Company and Moneda , consisting of: (i) the merger of MAM II Holdco, an exempted company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”) with and into the Company, with the Company continuing after the merger as the surviving company and (ii) the acquisition by Patria’s subsidiary Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile. All references to the “Transaction Agreement” refer to the Transaction Agreement, dated as of September 3, 2021, by and among Patria, PILatam and Moneda and its shareholders, inter alios, (as it may be amended from time to time). Patria, following the completion of the Business Combination, is sometimes referred to in this information statement as the “Surviving Company.” All references to “dollars” or “US$” refer to United States dollars.

Q:	Why am I receiving this information statement?

A:	Patria and Moneda have agreed that Patria and the Merging Company will combine (with Patria continuing after the merger as the surviving entity), subject to the terms and conditions of the Transaction Agreement. Patria is holding the Extraordinary General Meeting in order to obtain shareholder approval of each of the Proposals, including the approval of the Business Combination. The consummation of the Business Combination requires the approval thereof by our shareholders. We expect to obtain the required approval given that Patria Holdings, which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, in each case, as described herein.

We have included in this Information Statement important information about the Business Combination and the Extraordinary General Meeting. You should read this information carefully in its entirety. Your vote is very important and we encourage you to vote by proxy as soon as possible, or in person, at the date of the Extraordinary General Meeting.

Q:	When and where will the Extraordinary General Meeting be held?

A:	The Extraordinary General Meeting is scheduled to be held at 18 Forum Lane, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands on November 16, 2021 at 8:30 a.m. (Cayman Islands time), unless it is postponed or adjourned.

Q:	Who is entitled to vote at the Extraordinary General Meeting?

A:	Patria has fixed November 1, 2021 as the record date for the Extraordinary General Meeting. If you were a Patria shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. However, you may only vote your shares if you are present in person, or represented by proxy, at the Extraordinary General Meeting.

Q:	What matters will be voted on at the Extraordinary General Meeting?

A:	You will be asked to consider and vote on the Business Combination and specifically the proposed resolutions included in pages 20 and 21 hereof, including the Plan of Merger as well as the election of a person nominated by the Moneda Shareholders to the Board of Directors of Patria.

No other business is expected to be transacted at the Extraordinary General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Q:	What is the Business Combination?

A:	The Business Combination is a transaction pursuant to which Patria and Moneda will combine. The combination will consist of: (i) the merger of the Merging Company with and into the Company, with the Company continuing after the merger as the surviving company and (ii) the acquisition by PILatam of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile.

Q:	What will I receive in the Merger?

A:	Because the Company will be the surviving company, there is no change in the Common Shares you own. The effect of the merger is the issuance of new Class B Shares to the shareholders of Moneda, which shares are expected to represent, at the time of issuance, subject to various factors, including the market value of the Class A Shares listed on Nasdaq, approximately 7 – 8% of PAX’s aggregate share capital outstanding at the time of issuance.

Q:	What is the recommendation of Patria’s Board of Directors?

A:	Our Board of Directors unanimously recommends that you vote FOR the Proposals.

Q:	What vote of Patria shareholders is required to approve the Proposals?

A:	Provided that a quorum is present, each Special Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Extraordinary General Meeting, excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Patria Holdings, which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein. As a result, it is expected that the Proposals will be approved.

Q:	What is the quorum required for the Meeting?

A:	Pursuant to Patria’s Amended and Restated Memorandum and Articles of Association, one or more shareholders holding in aggregate no less than one-third (1/3) of the aggregate voting power of the Common Shares entitled to vote upon the business to be transacted shall constitute a quorum.

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, or if during the Meeting a quorum ceases to be present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other date, time and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original Meeting. If, at such adjourned Meeting, a quorum is not present within half an hour from the time appointed for holding such Meeting, the shareholders present in person or by proxy and entitled to vote shall constitute a quorum.

Patria Holdings, which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein. As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Q:	When do you expect the Business Combination to be completed?

A:	We expect the Business Combination to be completed prior to the end of 2021. Because the Business Combination is subject to closing conditions which are beyond Patria’s and Moneda’s control, the exact timing cannot be predicted with certainty.

Q:	Am I entitled to dissenter rights as a holder of Class A Common Shares?

A:	A: No. The Companies Act prescribes when dissenter rights will be available and sets the limitations on such rights. Section 239 of the Companies Act provides that no dissenter rights shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but that section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation to accept for such shares anything except —

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders;

(c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

However, as the Class A Shares are listed on Nasdaq and will continue to be so listed after the merger, the terms of the Business Combination satisfy the requirements of 239(1) of the Companies Act and no dissenter rights will be available to the holders of Class A Shares.

Q:	How can I vote?

A:	The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (i.e., you are a registered shareholder), our stock transfer agent, this Information Statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at http://www.astproxyportal.com/ast/23994 by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Extraordinary General Meeting and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the Extraordinary General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Extraordinary General Meeting, email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

If you are not planning to attend in person our Extraordinary General Meeting, proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on November 15, 2021 to ensure your representation at the Extraordinary General Meeting. Alternatively, you may attend the Extraordinary General Meeting and vote in person. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a broker, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:	Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Extraordinary General Meeting by submitting a written notice of revocation to Mr. Josh Wood (PatriaShareholderRelations@patria.com), the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than 11:59 p.m., Eastern time, on November 15, 2021) or by attending the Extraordinary General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a “legal proxy” from such institution, emailing a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting, and presenting your voting information card and voting in person at the Extraordinary General Meeting.

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Q:	What will happen if I abstain from voting or fail to vote on the resolutions?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Common Shares present and voting for purposes of determining whether such resolution has been passed; provided that if you are a holder of Common Shares and submit a signed proxy card without indicating how you wish to vote, the Common Shares represented by your proxy card will be voted by the persons named in the proxy card as our Board of Directors may recommend.

Q:	If I purchased my Common Shares after the Record Date, may I vote these shares at the Extraordinary General Meeting?

A:	No. A shareholder is not entitled to vote shares purchased after the Record Date because the shareholder was not the record holder of those shares on the Record Date. Only the holder as of the Record Date may vote shares.

Q:	What happens if I sell my Common Shares before the Extraordinary General Meeting?

A:	The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and the date that the Business Combination is expected to be completed. If you transfer your Common Shares after the Record Date but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this information statement or multiple proxy or voting instruction cards. For example, if you hold your Common Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Common Shares. If you are a holder of record and your Common Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	How can I obtain additional information about Patria?

A:	Our annual report on Form 20-F for the fiscal year ended December 31, 2020 and other SEC filings may be accessed on the Internet at www.sec.gov or on the investor relations page of Patria’s website at PatriaShareholderRelations@patria.com. The information provided on our website is not part of this information statement, and therefore is not incorporated by reference. For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:	What should I do if I have questions about the Extraordinary General Meeting, the Business Combination or this document?

A:	If you have any questions about the Extraordinary General Meeting, the Business Combination or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Patria Investments Limited

c/o Mr. Josh Wood
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
Email: PatriaShareholderRelations@patria.com

If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

Risk Factors

In addition to the other information included in this information statement, including the matters addressed under the caption titled “Cautionary Statements Regarding Forward-Looking Statements” on pages 6 and 7, you should consider carefully the following risk factors in determining how to vote at the Extraordinary General Meeting. The following is not intended to be an exhaustive list of the risks related to the Business Combination and you should read and consider the risk factors described under Part 1, Item 3. “Key Information—D. Risk Factors” of Patria’s Annual Report on Form 20-F for the year ended December 31, 2020, which Patria filed with the SEC on April 28, 2021, and amended on May 27, 2021, as well as the other risk factors discussed from time to time by Patria in reports to be filed with, or furnished to, the SEC, and which are incorporated by reference into this information statement.

Failure to complete the Business Combination could negatively impact our share price, business, financial condition, results of operations and prospects.

The Business Combination is subject to the satisfaction or waiver of certain closing conditions, including, among others, that:

•	no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority having competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing the consummation of the Business Combination shall be in effect;

•	and concluded a pre-closing reorganization in accordance with the terms and conditions set forth in the Transaction Agreement and be in full force and effect, which effect, will be, among other things, causing the Merging Company to hold substantially all of the assets, liabilities and businesses of Moneda outside of Chile; and

•	certain requisite regulatory approvals, including antitrust approval from the Chilean Fiscalía Nacional Económica and approval from the Financial Services Commission of the British Virgin Islands, shall have been received and be in full force and effect, and any related waiting period (and applicable extensions) required by law has expired or terminated.

In addition, each party’s obligations to consummate the Business Combination and to effect the Closing is subject to the satisfaction (or waiver, if permissible) of other customary closing conditions, including that (i) the representations and warranties of the other party in the Transaction Agreement be true and correct on the terms set forth therein, (ii) the other party performs and complies in all material respect with all covenants required to be performed or complied by such party at or prior to the Closing, and (iii) certain key persons continue to devote their business time to Moneda, on the terms set forth in the Transaction Agreement.

No assurance can be given that each of the closing conditions will be satisfied. In addition, the Transaction Agreement may be terminated under the circumstances set forth therein, including by mutual decision of the parties thereto.

While we anticipate that, subject to closing conditions, the Closing will occur prior to the end of 2021, we can provide no assurance that we will be able to consummate the Business Combination on such anticipated timeframe, on the agreed terms, or at all. If the Business Combination is not completed (including in the event the Transaction Agreement is terminated or by April 30, 2022) and either party exercises a termination right, we would not benefit from the incorporation of the Moneda business into Patria and our ongoing business could be adversely affected. We also could be subject to litigation related to any failure to complete the Business Combination. Any such litigation may adversely affect the price of our Common Shares, our business, financial condition, results of operations and prospects.

Moreover, even if we are able to consummate the Business Combination, we cannot provide assurances as to the future financial performance and results of operations of the combined businesses of Patria and Moneda; that the respective businesses will continue to perform at past levels; that we will be able to identify and realize meaningful synergies between the two businesses; or that any financial or operational performance targets will be met. Business combinations may involve significant risks and uncertainties, which risks may include, among others: difficulties in integrating the operations and technology of the Moneda’s business with our existing operations and technology; greater than expected costs, liabilities, expenses and working capital requirements; challenges retaining customers of combined businesses; regulatory restrictions that prevent us from achieving the expected benefits of the Business Combination; we may not derive the benefits (such as operational or administrative synergies) we expect from combinations, which may result in us committing capital resources and not receiving the expected returns; difficulties in consolidating financial information rapidly; challenges in the ability to properly access and maintain an effective internal control environment over a combined company to comply with public reporting requirements; problems assimilating or retaining employees; distraction of management and other employees from the day-to-day operations of Patria and the development of new business opportunities; and other unidentified issues or contingencies not discovered in our pre-acquisition investigations and evaluations of those strategies and acquisitions.

We may be the target of securities class action and related litigation which could result in significant costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and related litigation are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction in connection with the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect our or, if the Business Combination is completed but delayed, the Surviving Company’s business, financial position and results of operations.

The consummation of the Business Combination will result in dilution to Patria’s existing shareholders.

Because upon consummation of the merger the shareholders of Moneda will receive $187 million of their upfront consideration in Class B Shares of Patria, the percentage of Common Shares owned by Patria’s current stockholders will be diluted. Further, in connection with the acquisition of Moneda by PILatam it is expected that additional consideration will be payable by Patria in years two and three after Closing, subject to certain retention terms with respect to the shareholders of Moneda. A potential earnout payment may also be payable after 2023 in a combination of cash and Class A Shares, subject to the achievement of certain agreed upon revenue targets. The issuance of any Common Shares by Patria in accordance with the foregoing obligations will be dilutive to Patria’s existing shareholders.

Summary

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Business Combination fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information.”

The Companies

Patria Investments Limited
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900

With more than 30 years of experience in successful investments in Latin America and offering products in the areas of Private Equity, Infrastructure, Real Estate and Credit, Patria is one of the leading investment companies in private markets in Latin America in terms of capital raised, and one of the largest managers focused on investments in Latin America. With a solid presence in the market, it seeks to provide investors with attractive investment products that allow a diversified portfolio and consistent returns. With $15.8 billion of assets under management and a portfolio of more than 55 companies and assets, Patria has ten offices in the world’s major financial centers.

Moneda Asset Management SpA
Isidora Goyenechea 3621, 8th floor
Las Condes, Santiago, Chile

Moneda is one of the leading LatAm focused asset managers, with over 25 years investing in LatAm companies across their capital structure, implementing a long-term, fundamental research investment philosophy. Moneda’s investor base is primarily formed by institutional investors, being among them sovereign wealth funds, pension funds, and life insurance companies from different regions, as well as high net worth individuals. With more than $10 billion of assets under management and a portfolio of credit and equities, Moneda has offices in Santiago, New York and Buenos Aires. Moneda was founded by its partners in 1994 with the support of the International Finance Corporation (IFC).

See “The Companies” beginning on page 13.

Patria’s Reasons for Approval of the Business Combination; Recommendation of the Patria Board of Directors

After careful consideration, as required by the memorandum and articles of association of the Company as amended to date, and by Cayman Islands law, Patria’s board of directors (the “Board” or our “Board of Directors”) has:

•	determined that the Business Combination, the Plan of Merger and the election of a person nominated by the Moneda Shareholders to the Board of Directors of Patria, each as set forth in the Proposals, are in the best interests of Patria and its shareholders as a whole;

•	determined to recommend that Patria’s shareholders approve the Business Combination, the Plan of Merger and the election of the designated director, each as set forth in the Proposals; and

•	unanimously approved the Business Combination, the Plan of Merger and the election of the designated director, each as set forth in the Proposals.

Our Board of Directors recommends that you vote FOR the approval of the Proposals.

In reaching its decision to unanimously approve the Proposals and to recommend that Patria shareholders vote to approve the Proposals, our Board of Directors consulted with Patria’s management and Patria’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Business Combination—Reasons for Approval of the Business Combination; Recommendation of the Board.”

Structure of the Business Combination

The Business Combination will consist of: (i) the merger of the Merging Company with and into the Company, with the Company continuing after the merger as the surviving company and (ii) the acquisition by PILatam of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile. See “The Transaction Agreements—The Business Combination.”

Consideration

On the terms and conditions set forth in the Transaction Agreement, upon consummation of the merger, the shareholders of Moneda immediately prior to the Closing (the “Moneda Shareholders”) will receive approximately $187 million in Class B Shares of Patria. Further, in connection with the acquisition of all of the outstanding shares of Moneda by PILatam, the Moneda Shareholders will receive $128 million in cash (subject to certain agreed upon adjustments). It is expected that in connection with such acquisition of shares by PILatam, there will be an additional consideration payable by Patria in years two and three after Closing, subject to certain retention terms with respect to the shareholders of Moneda, and a potential earnout payment payable after 2023 in a combination of cash and Class A Shares, subject to the achievement of certain agreed upon revenue targets.

The Extraordinary General Meeting of Patria’s Shareholders

Date, Time, Place and Agenda. The Extraordinary General Meeting is scheduled to be held at Patria’s offices in Grand Cayman, Cayman Islands at 18 Forum Lane, 3rd Floor, Camana Bay on November 16, 2021 at 8:30 a.m. (Cayman Islands time), unless it is postponed or adjourned.

The Meeting is being held for the purpose of considering and voting upon the approval of the following Proposals:

1.	as a special resolution, (i) the business combination (the “Business Combination”) of Patria Investments Limited (the “Company”) and Moneda Asset Management SpA (“Moneda”), including (i) the statutory merger between the Company and a holding company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”), whereby the Company will be the surviving company, such that all of the property, rights, privileges, powers and franchises of the Company and the Merging Company shall vest in the surviving company pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and (ii) the acquisition by Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing of the Business Combination (the “Closing”), substantially all of Moneda’s assets, liabilities and businesses in Chile; be approved and adopted in all respects;

2.	as a special resolution, the plan of merger between the Company and the Merging Company in substantially the form annexed hereto as Annex A (the “Plan of Merger”), be approved and the Company be authorized to enter into the Plan of Merger and any director of the Company be authorized to execute the same on behalf of the Company; and

3.	subject to and upon the Closing, Mr. Pablo Echeverría Benítez be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.”

We will also consider any other business that properly comes before the Extraordinary General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Extraordinary General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Record Date. Patria has fixed November 1, 2021 as the Record Date for the Extraordinary General Meeting. If you were a Patria shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. As of the Record Date, there are 136,147,500 Common Shares entitled to be voted at the Extraordinary General Meeting.

Required Vote. If a quorum is present, the adoption and approval of the aforesaid Proposal at the Extraordinary General Meeting, each Special Resolution requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy and each Ordinary Resolution requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Patria may, from time-to-time prior to the Extraordinary General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSAL. Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Patria will be available free of charge on the Investor Relations section of the Company’s website at www.patria.com. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials. See “The Extraordinary General Meeting.”

Conditions to the Business Combination

The parties currently expect that closing of the Business Combination will occur prior to the end of the 2021 year. The parties will complete the Business Combination only if the parties satisfy or, if permitted by applicable law, waive several conditions. The conditions include, among others:

•	no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority having competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing the consummation of the Business Combination shall be in effect;

•	and concluded a pre-closing reorganization in accordance with the terms and conditions set forth in the Transaction Agreement and be in full force and effect, which effect, will be, among other things, causing the Merging Company to hold substantially all assets, liabilities and businesses of Moneda outside of Chile; and

•	certain requisite regulatory approvals, including antitrust approval from the Chilean Fiscalía Nacional Económica and approval from the Financial Services Commission of the British Virgin Islands, shall have been received and be in full force and effect, and any related waiting period (and applicable extensions) required by law has expired or terminated.

In addition, each party’s obligations to consummate the Business Combination and to effect the Closing is subject to the satisfaction (or waiver, if permissible) of other customary closing conditions, including that (i) the representations and warranties of the other party in the Transaction Agreement be true and correct on the terms set forth therein, (ii) the other party performs and complies in all material respect with all covenants required to be performed or complied by such party at or prior to the Closing, and (iii) certain key persons continue to devote their business time to Moneda, on the terms set forth in the Transaction Agreement.

See “Transaction Agreements—Conditions to the Business Combination.”

Termination of the Transaction Agreement

The Transaction Agreement may be terminated: (i) by mutual written agreement of Patria and the Moneda Shareholders; (ii) by either Patria or the Moneda Shareholders if the Closing has not occurred by April 30, 2022; (iii) by either Patria or the Moneda Shareholders upon a final and non-appealable order by a governmental authority permanently preventing Closing or a law prohibiting the Business Combination; or (iv) by the Company or the Moneda Shareholders upon a breach that would result in failure to satisfy certain closing conditions, subject to a cure period, in each case, as further set forth in the Transaction Agreement.

See “Transaction Agreements—Termination of the Transaction Agreement.”

Expenses

All fees and expenses incurred in connection with the Business Combination and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses, whether or not the Business Combination is consummated, except as described above. Expenses incurred in connection with the filing, printing and mailing of this information statement shall be borne by Patria.

See “Transaction Agreements—Expenses.”

Voting Agreement

In connection with the Transaction Agreement, Patria Holdings Limited (“Patria Holdings”), which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein.

Cautionary Statements Regarding Forward-Looking Statements

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections of this information statement entitled “Questions and Answers about the Extraordinary General Meeting and the Business Combination,” “Summary” and “The Business Combination” (including sub-section “Certain Internal Financial Projection” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases). These statements, which are based on information currently available to the Company, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement;

•	the outcome of any legal proceedings that may be instituted against Patria and others relating to the Business Combination;

•	the failure of the Business Combination to close for any other reason;

•	other risks detailed in our current filings with the SEC, including those set forth under the caption “Risk Factors” in our most recent annual report on Form 20-F. See the section of this information statement entitled “Where You Can Find More Information.”

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition and results of operations of Patria or the combined company could be materially adversely affected by any of these factors. Patria does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

The Extraordinary General Meeting

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by Patria for use at Patria’s Extraordinary General Meeting. The Extraordinary General Meeting will be held at held at Patria’s offices in Grand Cayman, Cayman Islands at 18 Forum Lane, 3rd Floor, Camana Bay on November 16, 2021 at 8:30 a.m. (Cayman Islands time), unless it is postponed or adjourned.

You will be able to attend the Meeting online by visiting https://web.lumiagm.com/meeting#TBA. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or on the instructions that accompanied your proxy materials. The password for the Meeting is: Patria2021.

We recommend that you give yourself ample time to log in before the Meeting begins. Registered shareholders and duly appointed proxyholders who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. For shareholders, the control number located on your proxy or in the email notification you received is your “Control Number” to access the Meeting. American Stock Transfer & Trust Company, LLC will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Shareholders will also be able to attend the Meeting physically, although given the COVID-19 pandemic, the Board of Directors strongly encourages shareholders to avoid physical attendance and either vote by proxy in advance of the Meeting or attend the Meeting on-line in accordance with the instructions above. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed legal proxy form, before being admitted to the Meeting. Upon admission to the Meeting, you will also be required to wear a mask and socially distance from other attendees. If you are a shareholder, you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or other intermediary are examples of proof of ownership. In addition, if you are a shareholder and you intend to vote at the Meeting, you will need to bring your legal proxy from your brokerage firm, bank or other intermediary. Admission to the Meeting will be reserved for shareholders of the Company or their duly appointed proxies.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, the following resolutions will be proposed:

1.	as a special resolution, (i) the business combination (the “Business Combination”) of Patria Investments Limited (the “Company”) and Moneda Asset Management SpA (“Moneda”), including (i) the statutory merger between the Company and a holding company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”), whereby the Company will be the surviving company, such that all of the property, rights, privileges, powers and franchises of the Company and the Merging Company shall vest in the surviving company pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and (ii) the acquisition by Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing of the Business Combination (the “Closing”), substantially all of Moneda’s assets, liabilities and businesses in Chile; be approved and adopted in all respects;

2.	as a special resolution, the plan of merger between the Company and the Merging Company in substantially the form annexed hereto as Annex A (the “Plan of Merger”), be approved and the Company be authorized to enter into the Plan of Merger and any director of the Company be authorized to execute the same on behalf of the Company; and

3.	subject to and upon the Closing, Mr. Pablo Echeverría Benítez be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.”

We will also consider any other business that properly comes before the Extraordinary General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Extraordinary General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Record Date, Share Ownership, Shareholders entitled to vote and Quorum

Only holders of Common Shares of record at the close of business on November 1, 2021, Eastern time (the “Record Date”) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

In addition, shareholders who, as of the Record Date, held Common Shares through a bank, broker or other nominee which is a shareholder of record of Patria or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Extraordinary General Meeting, but may not actually vote their shares in person at the Meeting unless such person has obtained, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares and a scanned copy of such “legal proxy” is sent by email to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting.

As of the close of business on the Record Date, 136,147,500 Common Shares were issued and outstanding. One or more shareholders holding in aggregate not less than one-third (1/3) of the aggregate voting power of the Common Shares entitled to vote upon the business to be transacted shall constitute a quorum at the Extraordinary General Meeting. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the directors of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and Patria’s Amended and Restated Memorandum and Articles of Association.

Patria Holdings, which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares entitled to vote, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein. As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Recommendation of the Board of Directors

After careful consideration, and after each director duly disclosed his interests in the Business Combination (if any), as required by the memorandum and articles of association of the Company as amended to date, and by Cayman Islands law, Patria’s board of directors (the “Board” or our “Board of Directors”) has:

•	determined that the Business Combination, the Plan of Merger and the election of a person nominated by the Moneda Shareholders to the Board of Directors of Patria, each as set forth in the Proposals, are in the best interests of Patria and its shareholders as a whole;

•	determined to recommend that Patria’s shareholders approve the Business Combination, the Plan of Merger and the election of the designated director, each as set forth in the Proposals; and

•	unanimously approved the Business Combination, the Plan of Merger and the election of the designated director, each as set forth in the Proposals.

Our Board of Directors recommends that you vote FOR the approval of the Proposals.

In reaching its decision to unanimously approve the Proposals and to recommend that Patria shareholders vote to approve the Proposals, our Board of Directors consulted with Patria’s management and Patria’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Business Combination—Reasons for Approval of the Business Combination; Recommendation of the Board.”

Voting

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (i.e., you are a registered shareholder), our stock transfer agent, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at http://www.astproxyportal.com/ast/23994 by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Extraordinary General Meeting and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the Extraordinary General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” resolutions even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of the Business Combination. If a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). However, broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.

Only Common Shares that are voted on the Proposal will be counted toward determining whether such proposal is approved. Common shares present at the extraordinary general meeting that are not voted on, or Common Shares present by proxy where their holder properly withheld authority to vote on such proposal (including broker non-votes), will not be counted in determining whether such proposal is approved by shareholders.

Each Class A Share is entitled to one (1) vote, and each Class B Share is entitled to ten (10) votes, on the Proposal or any other item that comes before the Extraordinary General Meeting. If two or more persons are registered as joint holders of any common share, the right to attend the Extraordinary General Meeting will be conferred upon each of such joint owners, but the right to vote at the Extraordinary General Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the Extraordinary General Meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in Patria’s shareholder register.

The Board of Directors of the Company unanimously recommends that Patria’s shareholders vote in favor of the Proposals presented at the Extraordinary General Meeting.

If you direct the proxy holder to vote FOR any or all of the Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Proposals. If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Voting Results

The preliminary voting results will be announced at the Extraordinary General Meeting. The final voting results will be tallied by Patria’s corporate secretary based on the information provided by Patria’s transfer agent and will be published following the extraordinary general meeting on Form 6-K.

Revoking or Changing Your Vote

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Extraordinary General Meeting by submitting a written notice of revocation to Mr. Josh Wood (PatriaShareholderRelations@patria.com), the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Extraordinary General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution, emailing a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and presenting your voting information card at the Extraordinary General Meeting.

Revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on November 15, 2021 to ensure your representation at our Extraordinary General Meeting if you are not planning to attend in person. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a broker, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to PatriaShareholderRelations@patria.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

Required Vote for the Proposal

Provided that a quorum is present, each Special Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Patria may, from time-to-time prior to the Extraordinary General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSAL. Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Patria will be available free of charge on the Investor Relations section of the Company’s website at www.patria.com. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

In connection with the transaction agreement, Patria Holdings, which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein. As a result, it is expected that the Proposals will be approved.

Contact for Questions and Assistance in Voting

If you have a question about the Business Combination or how to vote or revoke a proxy you should contact:

Patria Investments Limited

c/o Mr. Josh Wood
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
Email: PatriaShareholderRelations@patria.com

Other Matters

Patria is not aware of any other business to be acted upon at the Extraordinary General Meeting. If, however, other matters are properly brought before the Extraordinary General Meeting or any adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

The Companies

Patria Investments Limited

With more than 30 years of experience in successful investments in Latin America and offering products in the areas of Private Equity, Infrastructure, Real Estate and Credit, Patria is one of the leading investment companies in private markets in Latin America in terms of capital raised, and one of the largest managers focused on investments in Latin America. With a solid presence in the market, it seeks to provide investors with attractive investment products that allow a diversified portfolio and consistent returns. With $15.8 billion of assets under management and a portfolio of more than 55 companies and assets, Patria has ten offices in the world’s major financial centers.

For further information about our business and operations, see our annual report on Form 20-F for the fiscal year ended December 31, 2020 and our Form 6-K furnished to the SEC on August 20, 2021, with our Unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2021, which are also incorporated by reference into this information statement.

Moneda Asset Management SpA

Moneda is one of the leading LatAm focused asset managers, with over 25 years’ experience investing in LatAm companies across their capital structure, implementing a long-term fundamental research investment philosophy. Moneda has cultivated a strong and long-term investor base, encompassing clients across Chile, other LatAm countries and other regions, primarily formed by institutional investors, including sovereign wealth funds, pension funds, and life insurance companies, as well as high net worth individuals.

With approximately $10 billion of assets under management and a portfolio of both credit and equities, approximately 90% of Moneda’s total assets under management are fee-earning assets under management, around 70% of which is in closed-end funds with limited gates of liquidity. Moneda’s average management fee rate as of June 30, 2021 was approximately 0.8%, and it estimates that its free-related earnings for the 2021 year will be over $30 million, with a 2021 fee-related earnings margin expected to be over 40%.

Moneda’s funds have a track record over time of consistently out-performing benchmarks and comparable peer funds, with consistent top quartile returns and alpha generation.

Moneda’s robust, bottom-up investment strategy drives alpha generation, and its strategy is well-suited to LatAm markets that value active management. Moneda’s veteran investment team has more than 20 years of experience and no turnover among lead portfolio managers. Moneda has offices in Santiago, New York and Buenos Aires. Moneda was founded by its partners in 1994 with the support of the International Finance Corporation (IFC).

For further information about Moneda’s business and operations, see our Form 6-K furnished to the SEC on September 16, 2021, which is also incorporated by reference into this information statement.

The Business Combination

Background of the Business Combination

Building upon a long-standing relationship of mutual respect for their respective businesses, beginning in the first quarter of 2021, the partners of Patria and Moneda initiated conversations about conducting a potential business combination transaction that would allow them to combine their platforms, and benefit from synergies and strategies to grow the combined business together. Following discussions, a letter of intent was signed on June 14, 2021, after which Patria and Moneda began to negotiate the terms of the Business Combination and the Transaction Agreement.

For more information, please see the Form 6-K furnished by Patria on September 7, 2021, which is incorporated by reference into this information statement.

Reasons for Approval of the Business Combination; Recommendation of the Board

Patria’s Board of Directors carefully considered the final proposed terms of the Business Combination, the Plan of Merger and the election of a person nominated the Moneda Shareholder’s to the Board of Directors. In evaluating the financial and contractual terms of the Business Combination, the Board of Directors consulted with members of its senior management team, who were advised by JPMorgan, the Company’s financial advisor, Simpson Thacher & Bartlett LLP, U.S. counsel to the Company, Carey y Cía, Chilean counsel to the Company, and Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company, and assessed various matters relevant to its decision. The Board of Directors considered a significant amount of information and a wide variety of factors, including the Board’s familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of Moneda, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which Moneda operates and Moneda’s position in such markets; the benefits of incorporating a complementary asset management business with a premier reputation and strong roster of investors; the quality and stability of the Moneda management team; the potential growth opportunities for the combined Patria-Moneda platforms; and the financial and other terms and conditions of the Transaction Agreement as reviewed by the Board of Directors.

Based on the aforementioned considerations, the Board of Director’s determined that the Business Combination, the Plan of Merger and the election of a person nominated by the Moneda Shareholders to the Board of Directors of Patria, each as set forth in the Proposals are in the best interests of Patria and its shareholders as a whole.

Recommendation

Patria’s Board of Directors unanimously recommends that you vote FOR the Proposal to approve the Business Combination and the Plan of Merger and the other Proposals.

Agreements with Respect to the Business Combination

The following is a summary of certain relevant provisions of the Transaction Agreement and Voting Agreement. This section does not purport to describe all of the terms of the either agreement and is qualified in its entirety by the complete terms thereof.

Transaction Agreement

The Business Combination

We currently expect the Business Combination to occur prior the end of 2021, subject to the terms and conditions set forth in the Transaction Agreement. The combination of the Company and Moneda will consist of: (i) the merger (the “Merger”) of a holding company holding substantially all assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”) with and into the Company, with the Company continuing after the merger as the surviving company (the “Surviving Company”)and (ii) the acquisition by the Company’s subsidiary PILatam of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile (together, the “Business Combination”).

At the closing, the Merging Company and the Company will execute the Plan of Merger and register the Plan of Merger and other related documents with the Cayman Islands Registrar. The Merger will become effective upon the issuance by the Cayman Islands Registrar of the certificate of merger in accordance with Section 233(11) of the Companies Act which may be on the date of registration of the Plan of Merger and other related documents with the Cayman Islands Registrar or, in accordance with Section 234 of the Companies Act, at such other subsequent date (not exceeding 90 days after the date the Plan of Merger is registered) as the Merging Company and the Company may agree and specify in the Plan of Merger.

Consideration

On the terms and conditions set forth in the Transaction Agreement, upon consummation of the merger, the Moneda Shareholders will receive approximately $187 million in Class B Shares of Patria. Further, in connection with the acquisition of all of the outstanding shares of Moneda by PILatam, the Moneda Shareholders will receive $128 million in cash (subject to certain agreed upon adjustments). It is expected that in connection with such acquisition of shares by PILatam, there will be an additional consideration payable by Patria during years two and three after Closing, subject to certain retention terms for the shareholders of Moneda, and a potential earnout payment payable after 2023, in a combination of cash and Class A Shares, subject to the achievement of certain agreed upon revenue targets.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties made, severally and not jointly, by the Moneda Shareholders and Moneda, as well as customary representations and warranties made by Patria and PILatam.

Covenants Regarding Conduct of Business by Moneda Pending Business Combination

The Transaction Agreement contains certain covenants limiting the conduct of business by Moneda between the date of the Transaction Agreement and the earlier to occur of the termination thereof in accordance with its terms, and the Closing. In general, unless Patria gives its written approval in advance, Moneda and its subsidiaries shall use commercially reasonable efforts to (x) carry on their business in the ordinary course, consistent with past practice and (y)  preserve their present business organization and material business relationships, subject to certain specified exceptions, including as expressly contemplated, required or permitted by the Transaction Agreement or as required or prohibited by applicable law or fiduciary or contractual obligations.

Certain Covenants

The Transaction Agreement contains certain other covenants, including:

•	Pre-Closing Reorganization. The Moneda Shareholders and Moneda shall, and shall cause, Moneda and its subsidiaries to take any necessary or advisable action to implement prior to, or simultaneously with the Closing, a reorganization of Moneda and its subsidiaries, in accordance with the terms and conditions set forth in the Transaction Agreement.

•	Non-solicit. During the interim period, Moneda may not solicit alternative offers or transactions.

•	Board of Directors. At or prior to Closing, Patria shall appoint a Moneda designee to the Board of Directors of the Company, as further described in this Information Statement.

•	Fund Consents: Moneda shall cause its U.S. investment advisor to use its reasonable best efforts to solicit and obtain certain consents of specified funds advised by it prior to Closing.

•	Third-Party and Regulatory Consents. Parties to use reasonable best efforts to obtain requisite regulatory consents.

The Agreement also provides for certain other customary covenants, such as, among others: access to books and records, public announcements, D&O insurance, restrictions on political contributions, confidentiality and further assurances.

Conditions to the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the Business Combination and to effect the Closing are subject to the satisfaction (or waiver, if permissible) prior to or at the Closing, of each of the following conditions:

•	no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority having competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing the consummation of the Business Combination shall be in effect;

•	the requisite regulatory approvals set forth in an annex to the Transaction Agreement shall have been received and in full force and effect, and any related waiting period (and applicable extensions) required by law shall have expired or been terminated; and

•	the pre-closing reorganization shall have been carried out and consummated in accordance with the terms and conditions set forth in the Transaction Agreement and be in full force and effect.

Conditions to the Company’s and PILatam Obligations.

The obligations of the Company and PILatam to consummate the Business Combination and to effect the Closing are subject to the satisfaction (or waiver by the Company in writing) at or prior to Closing of the following conditions:

•	certain specified fundamental representations and warranties of Moneda and its shareholders set forth in the Transaction Agreement be true and correct in all respects;

•	certain specified representations and warranties of Moneda and its shareholders be true and correct, to a material adverse effect standard, as set forth in the Transaction Agreement;

•	Moneda and the Moneda Shareholders performs and complies in all material respects with all covenants required to be performed or complied by Moneda and the Moneda Shareholders at or prior to the Closing;

•	the delivery of an officer’s certificate by Moneda certifying that the first, second and third conditions have been satisfied; and

•	certain key managers of Moneda continue to devote their business time to Moneda, on the terms set forth in the Transaction Agreement.

Conditions to Moneda Shareholders’ and Moneda’s Obligations.

The obligation of the Moneda Shareholders and Moneda to consummate the Business Combination and to effect the Closing are subject to the satisfaction (or waiver by Moneda in writing) at or prior to Closing of the following conditions:

•	certain specified fundamental representations and warranties of the Company and PILatam set forth in the Transaction Agreement be true and correct in all respects;

•	certain specified representations and warranties of the Company and PILatam be true and correct, to a material adverse effect standard, as set forth in the Transaction Agreement;

•	the Company and PILatam have performed or complied with, in all material respects, with all of their covenants under the Transaction Agreement;

•	the delivery of an officer’s certificate by the Company certifying that the first, second and third conditions have been satisfied; and

•	the execution and delivery of the Voting Agreement, which shall remain in full force and effect, and the covenants therein to be performed before or at Closing shall have been performed in all material respects.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated: (i) by mutual written agreement of Patria and the Moneda Shareholders; (ii) by either Patria or the Moneda Shareholders if Closing has not occurred by April 30, 2022; (iii) by either Patria or the Moneda Shareholders upon a final and non-appealable order by a governmental authority permanently preventing Closing or a law prohibiting the Business Combination; or (iv) by the Company or the Moneda Shareholders upon a breach that would result in failure to satisfy certain closing conditions, subject to a cure period, in each case, as further set forth in the Transaction Agreement.

Expenses

All fees and expenses incurred in connection with the Transaction Agreement and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses, whether or not the Business Combination is consummated.

Voting Agreement

In connection with the Transaction Agreement, Patria Holdings, which holds an aggregate of 93.8% of the aggregate voting power of the issued and outstanding Common Shares, has entered into a voting agreement with the shareholders of Moneda pursuant to which, among other things, Patria Holdings has agreed to appear or otherwise cause its voting shares to be counted as present at the Extraordinary General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of its voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company a person nominated by the shareholders of Moneda, in each case as described herein.

Patria Holdings has agreed to continue to elect a senior member of the Moneda management team to the Company’s board as long as the Moneda shareholders retain a significant interest in the Company’s Common Shares. Patria believes the presence of a Moneda executive on its Board is favorable to the Board of Directors’ supervision of the Moneda business and to integrate the Patria and Moneda businesses.

Other Agreements

Patria Holdings shall cause Patria to indemnify each Moneda-appointed director, and maintain liability insurance to cover each Moneda-appointed director (on the same terms and conditions as those maintained for the benefit of other Patria directors, including independent directors, as now or hereafter in effect), from and against any and all claims, suits, judgments, losses, damages, fines or costs incurred in the performance of his or her activities as a director. The Moneda-appointed directors shall have the right to compensation and/or reimbursement of expenses to the same extent, if any, as other Patria directors, other than the independent directors, in effect from time to time.

Termination

The Voting Agreement shall terminate automatically upon a valid termination of the Transaction Agreement in accordance with its terms.

BiographY of Proposed Director

Pablo Echeverría Benítez is the founding partner of Moneda Asset Management (1994) and Chairman of the Board of Moneda since 2007. He has been the Head of Latam Equities and Portfolio Manager of the Chilean equity strategies since Moneda’s founding. With more than 30 years of experience on investments, Mr. Echeverría has been involved in numerous landmark transactions in Chilean capital markets.

Moneda is one of the leading LatAm focused asset managers, with over 25 years investing in LatAm companies across their capital structure, implementing a long-term, fundamental research investment philosophy. Moneda’s investor base is primarily formed by institutional investors, being among them sovereign wealth funds, pension funds, and life insurance companies from different regions, as well as high net worth individuals. With more than $10 billion of assets under management and a portfolio of credit and equities, Moneda has offices in Santiago, New York and Buenos Aires. Moneda was founded by Mr. Echeverría in 1994 with the support of the International Finance Corporation (IFC).

Prior to founding Moneda, Mr. Echeverría worked at AFP Santa Maria, a Chilean pension fund manager as an Investment Trader (1989). He then continued his career as an Investment Analyst for Investment Management Company Chile S.A., IMCO (1989-1994), where he later became Chief Investment Officer (CIO), managing one of the first debt to equity convertible funds in Chile.

Mr. Echeverría is Chairman of Moneda S.A. AGF and Moneda Asset Management. He also sits on the board of Pucobre S.A., and Watt’s S.A., both listed companies in the Santiago Stock Exchange. Mr. Echeverría is Bachelor of Science with an Industrial Engineering degree from Universidad de Chile.

Our 2020 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at www.patria.com and on the SEC’s website at www.sec.gov. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

Voting and Proxy Solicitation

Voting at the Extraordinary General Meeting will be conducted by poll vote. Each Class A Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Extraordinary General Meeting, and each Class B Share issued and outstanding as of the close of business on the Record Date is entitled to ten (10) votes at the Extraordinary General Meeting.

Provided that a quorum is present, each Special Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Common Shares who, being present in person or by proxy and entitled to vote thereon, vote at the extraordinary general meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Patria may, from time-to-time prior to the Extraordinary General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSAL. Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Patria will be available free of charge on the Investor Relations section of the Company’s website at www.patria.com.

Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

Proposed Resolutions

At the Extraordinary General Meeting, the following resolutions will be proposed:

1.	as a special resolution, (i) the business combination (the “Business Combination”) of Patria Investments Limited (the “Company”) and Moneda Asset Management SpA (“Moneda”), including (i) the statutory merger between the Company and a holding company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”), whereby the Company will be the surviving company, such that all of the property, rights, privileges, powers and franchises of the Company and the Merging Company shall vest in the surviving company pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and (ii) the acquisition by Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing of the Business Combination (the “Closing”), substantially all of Moneda’s assets, liabilities and businesses in Chile; be approved and adopted in all respects;

2.	as a special resolution, the plan of merger between the Company and the Merging Company in substantially the form annexed hereto as Annex A (the “Plan of Merger”), be approved and the Company be authorized to enter into the Plan of Merger and any director of the Company be authorized to execute the same on behalf of the Company; and

3.	subject to and upon the Closing, Mr. Pablo Echeverría Benítez be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.”

We will also consider any other business that properly comes before the Extraordinary General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

The Board of Directors of the Company unanimously that Patria’s shareholders vote in favor of the Proposals presented at the Extraordinary General Meeting.

Where You Can Find More Information

Patria files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Patria’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, Patria’s filings with the SEC are also available for free to the public on Patria’s website, www.patria.com. Information contained on Patria’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Patria incorporates by reference into this document the documents listed below. Any filings Patria makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of Patria’s extraordinary general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document. In addition, any reports on Form 6-K furnished by Patria to the SEC after the date of this document until the date of Patria’s Extraordinary General Meeting which Patria identifies as being incorporated by reference into this document, are also incorporated by reference herein. On August 20, 2021, we furnished to the SEC on Form 6-K our unaudited financial statements as of and for the three months ended June 30, 2021, which are also incorporated by reference into this information statement. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

You can obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from Patria. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Patria without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Patria at:

Patria Investments Limited

c/o Mr. Josh Wood
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
Email: PatriaShareholderRelations@patria.com

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated November 5, 2021. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to Patria shareholders (if any) does not create any implication to the contrary.

By order of the Board of Directors,

Olimpio Matarazzo
Senior Managing Partner & Chairman of the Board

Annex A

The Companies Act (As Revised) of the Cayman Islands

Form Plan of Merger

This plan of merger (the "Plan of Merger") is made on [insert date] between Pátria Investments Limited (the "Surviving Company") and MAM II HoldCo (the "Merging Company").

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the "Statute");

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute;

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company, including, but not limited to, its [●]% indirect ownership interest in [●], shall vest at the same tax basis in the Surviving Company (the "Merger");

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$100,000 divided into 500,000,000 Class A Common shares of a par value of US$0.0001 each and 500,000,000 Class B Common shares of a par value of US$0.0001 each and the Surviving Company will have [insert number] Class A Common shares and [insert number] Class B Common shares in issue.

5	Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be [US$50,000 divided into 5,000,000 shares each of nominal or par value US$0.01 per share] and the Merging Company will have [insert number] shares in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the "Effective Date").

7	Upon consummation of the Merger, the holders of the Merging Company shall receive an aggregate number of [●] Class B Common shares of the Surviving Company, valued at US$186,666,667, in the aggregate, and the shares of the Merging Company shall otherwise cease to be outstanding, shall automatically be cancelled and retired and shall cease to exist.

8	The cessation of the Merging Company shall not be a winding up within Part V of the Statute.

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9	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company (the “Memorandum and Articles of Association”) in the form annexed at Annexure 1 hereto.

10	The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger.

11	There are no amounts or benefits which are or shall be paid or payable to any director of the Merging Company or the Surviving Company consequent upon the Merger.

12	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14	The Surviving Company and the Merging Company agree that the Merger shall not be treated as a realization event for tax purposes (and thus that taxable gain or loss will not be realized as a result of the Merger), and neither company shall take any position on any tax return inconsistent with such agreement unless otherwise required by applicable law.

15	The constituent companies are entering into this Plan of Merger to comply with the requirements of Part XVI of the Statute. This Plan of Merger shall not alter, modify, amend or in any way affect, and shall not be used to interpret, any terms or conditions contained in any other documents or agreements entered into by the constituent companies in connection with the Merger.

16	The names and addresses of each director of the surviving company (as defined in the Statute) are:

16.1	Otavio Lopes Castello Branco Neto of Av. Cidade Jardim, 803, 8th floor, São Paulo, SP, 01453-00, Brazil;

16.2	Olimpio Matarazzo Neto of Av. Cidade Jardim, 803, 8th floor, São Paulo, SP, 01453-000, Brazil;

16.3	Alexandre Teixeira de Assumpção Saigh of Av. Cidade Jardim, 803, 8th floor, São Paulo, SP, 01453-000, Brazil;

16.4	Sabrina Foster of [c/o Athena International Management Limited, Governors Square, PO Box 30145, Grand Cayman, KY1-1201, Cayman Islands]; and

16.5	Immediately upon consummation of the Merger, Pablo Echeverría Benítez of Isidora Goyenechea 3621, 8th floor, Las Condes, Santiago, Chile.

17	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

18	This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute. This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

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19	At any time prior to the Effective Date, this Plan of Merger may be:

19.1	terminated by both the Surviving Company and the Merging Company;

19.2	amended by both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which both of the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined in accordance with applicable law.

20	This Plan of Merger may be executed in counterparts.

21	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)
Duly authorised for	)	__________________________
and on behalf of	)	Director
Pátria Investments Limited	)

SIGNED by ________________________	)
Duly authorised for	)	__________________________
and on behalf of	)	Director
MAM II HoldCo	)

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